Filed by Wells Fargo & Company

Pursuant to Rule 425 under the Securities Exchange Act of 1933, as amended

Subject Company: First Community Capital Corporation

Commission File No.: 000-32609

FIRST COMMUNITY CAPITAL CORPORATION

14200 Gulf Freeway

Houston, Texas 77034

March 11, 2005

Dear Shareholder:

On September 2, 2004, we announced that we had entered into a definitive agreement whereby Wells Fargo & Company agreed to acquire First Community Capital Corporation and its wholly-owned banking subsidiary, First Community Bank, N.A., in a stock-for-stock merger transaction. A management led investor group has proposed to acquire for cash First Community Bank San Antonio, N.A. prior to the closing of the Wells Fargo transaction. At the time of the announcement, we stated that we expected to close the transactions in the fourth quarter of 2004 or the first quarter of 2005.

On December 22, 2004, Wells Fargo filed a preliminary proxy statement-prospectus with the Securities and Exchange Commission. Upon receipt of all required regulatory approvals, Wells Fargo will file the final proxy statement-prospectus with the Securities and Exchange Commission and you will receive a copy of such materials along with a proxy soliciting your vote on the proposed transactions. All regulatory approvals with respect to the First Community Bank San Antonio sale have been received. Regulatory consideration of the Wells Fargo acquisition of First Community Capital is still pending.

The transactions are now expected to close in the second quarter of 2005. The transactions are still within the original terms of the agreement. We expect the special shareholder meeting to occur within this time period.

If you have any questions, please feel free to give me a call. We appreciate your continued confidence and support, and look forward to seeing you at the shareholders meeting.

Sincerely,

Nigel J. Harrison

President/CEO

This letter contains forward-looking statements about the proposed transaction between Wells Fargo and First Community. The transaction is subject to regulatory approval, and First Community cannot be certain when or if or on what terms and conditions required regulatory approvals will be granted.

This letter does not constitute an offer of any securities for sale. The proposed transaction between Wells Fargo and First Community will be submitted to First Community shareholders for their consideration. Wells Fargo has filed a registration statement on Form S-4 with the Securities and Exchange Commission in connection with the transaction. The registration statement includes a preliminary proxy statement-prospectus that provides details about the transaction, but that is subject to completion and may be changed.

Shareholders of First Community and other investors are urged to read the registration statement and, when filed, the final proxy statement-prospectus, as well as any amendments or supplements thereto, because those documents will contain important information. Upon filing with the SEC, the registration statement and final proxy statement-prospectus will be available free on the SEC’s website (http://www.sec.gov). Wells Fargo and First Community will provide, without charge, copies of the final proxy statement-prospectus, and any SEC filings incorporated by reference into the final proxy statement-prospectus, upon request as follows:

Wells Fargo & Company, Attention Corporate Secretary, MAC N9305-173, Sixth and Marquette, Minneapolis, Minnesota 55479, (612) 667-8655.

First Community Capital Corporation, Attention Mike McElray, 14200 Gulf Freeway, Houston, TX 77275, (281) 652-4021.

Wells Fargo and First Community and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from First Community shareholders in connection with the proposed transaction. Information about Wells Fargo’s directors and executive officers is included in Wells Fargo’s proxy statement on Schedule 14A for Wells Fargo’s 2004 annual meeting of stockholders, as filed with the SEC on March 19, 2004. Information about First Community’s directors and executive officers and their ownership of First Community common stock is included in First Community’s definitive proxy statement on Schedule 14A for First Community’s 2004 annual meeting of shareholders, as filed with the SEC on April 29, 2004. The final proxy statement-prospectus referred to above will provide additional information about participants in the solicitation of proxies from First Community shareholders.